UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission Filing Number: 001-33398

Simcere Pharmaceutical Group

(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP

FORM 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group

	By:	/s/ Yushan Wan
	Name:	Yushan Wan
	Title:	Acting Chief Financial Officer

DATE: November 14, 2011

Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP REPORTS PRELIMINARY UNAUDITED THIRD QUARTER 2011 RESULTS

NANJING, CHINA, November 14, 2011 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, today reported preliminary unaudited financial results for the quarter ended September 30, 2011.

Highlights

•

Total revenue was RMB501.0 million (US$78.5 million) for the third quarter of 2011, representing a decrease of 8.9% from RMB550.1 million for the same period in 2010. For the first nine months of 2011, total revenue was RMB1,529.5 million (US$239.8 million), representing a decrease of 1.5% from RMB1,553.4 million for the same period in 2010.

•

Gross margin for the third quarter of 2011 was 84.6%, compared to 84.8% for the same period in 2010. For the first nine months of 2011, gross margin was 84.5%, compared to 84.0% for the same period in 2010.

•

Income from operations was RMB32.4 million (US$5.1 million) for the third quarter of 2011, representing a decrease of 47.4% from RMB61.6 million for the same period in 2010. For the first nine months of 2011, income from operations was RMB141.9 million (US$22.3 million), representing a decrease of 8.5% from RMB155.1 million for the same period in 2010.

•

Net income attributable to Simcere was RMB34.0 million (US$5.3 million) for the third quarter of 2011, representing a decrease of 37.8% from RMB54.7 million for the same period in 2010. For the first nine months of 2011, net income attributable to Simcere was RMB135.6 million (US$21.3 million), representing an increase of 19.2% from RMB113.7 million for the same period in 2010.

“While Endu, Sinofuan and Jiebaishu continued to see healthy growth in the third quarter, changes in government pricing policies, as well as issues related to the tender process in certain provinces impacted the sales of Simcere’s branded generic products, including Zailin,” said Mr. Jinsheng Ren, Chairman and Chief Executive Officer of Simcere.

Mr. Ren continued, “In August, we were pleased to receive new drug approval for Iremod, Simcere’s independently developed new drug in the category of Disease Modifying Anti-rheumatic Drugs (DMARDS). In addition, Shanghai Celgen Bio-Pharmaceutical Co., Ltd. recently began the production and sale of Qiangke, a biosimiliar product. Going forward, we plan to continue to focus sales efforts on our anti-tumor and new drugs, while adjusting our marketing strategy for branded generic drugs in response to the regulatory environment and pricing policies.”

2011 Third Quarter Financial Results

Total revenue for the third quarter of 2011 was RMB501.0 million (US$78.5 million), which represented a decrease of 8.9% from RMB550.1 million for the same period in 2010. The decrease in total revenue was primarily due to the decrease in revenue from some branded generic products, as a result of changes in government pricing policies and issues related to the tender process in certain provinces. For the first nine months of 2011, total revenue was RMB1,529.5 million (US$239.8 million), which represented a decrease of 1.5% from RMB1,553.4 million for the same period in 2010.

Revenue from edaravone injection products under the brand names Bicun and Yidasheng decreased by 5.3% to RMB192.0 million (US$30.1 million) for the third quarter of 2011 from RMB202.8 million for the same period in 2010. Revenue from edaravone injection products constituted 38.3% of the Company’s total revenue for the third quarter of 2011. For the first nine months of 2011, revenue from edaravone injection products totaled RMB598.7 million (US$93.9 million), which represented an increase of 5.1% from RMB569.5 million for the same period in 2010.

Revenue from Endu, the Company’s patented anti-cancer biotech product, increased by 21.9% to RMB78.0 million (US$12.2 million) for the third quarter of 2011 from RMB64.0 million for the same period in 2010. Revenue from Endu constituted 15.6% of the Company’s total revenue for the third quarter of 2011. For the first nine months of 2011, revenue from Endu totaled RMB197.6 million (US$31.0 million), which represented an increase of 27.4% from RMB155.2 million for the same period in 2010.

Revenue from Sinofuan, a 5-FU sustained release implant for the treatment of cancer, increased by 9.9% to RMB53.0 million (US$8.3 million) for the third quarter of 2011 from RMB48.2 million for the same period in 2010. Revenue from Sinofuan constituted 10.6% of the Company’s total revenue for the third quarter of 2011. For the first nine months of 2011, revenue from Sinofuan totaled RMB135.4 million (US$21.2 million), which represented an increase of 17.0% from RMB115.7 million for the same period in 2010.

Revenue from other branded generic products including Zailin and Yingtaiqing decreased by 20.1% to RMB177.9 million (US$27.9 million) for the third quarter of 2011 from RMB222.8 million for the same period in 2010. Revenue from other branded generic products constituted 35.5% of the Company’s total revenue for the third quarter of 2011. For the first nine months of 2011, revenue from other branded generic products totaled RMB597.6 million (US$93.7 million), which represented a decrease of 6.7% from RMB640.9 million for the same period in 2010.

Gross margin for the third quarter of 2011 was 84.6%, compared to 84.8% for the same period in 2010. For the first nine months of 2011, gross margin was 84.5%, compared to 84.0% in the first nine months of 2010.

Research and development expenses for the third quarter of 2011 totaled RMB45.4 million (US$7.1 million), which represented an increase of 39.7% from RMB32.5 million for the same period in 2010. This increase was due primarily to the increased expenditure and milestone achievements on on-going research and development projects. As a percentage of total revenue, research and development expenses increased to 9.1% for the third quarter of 2011 from 5.9% for the same period in 2010. For the first nine months of 2011, research and development expenses totaled RMB128.1 million (US$20.1 million), compared to RMB94.3 million for the same period in 2010.

Sales, marketing and distribution expenses for the third quarter of 2011 were RMB291.3 million (US$45.7 million), which represented a decrease of 2.5% from RMB298.7 million for the same period in 2010. As a percentage of total revenue, sales, marketing and distribution expenses increased to 58.1% for the third quarter of 2011 from 54.3% for the same period in 2010. This percentage increase was due primarily to the effect of a decrease in revenue and relatively stable marketing and distribution expenses. For the first nine months of 2011, sales, marketing and distribution expenses were RMB844.5 million (US$132.4 million), which represented a decrease of 1.3% from RMB855.5 million for the same period in 2010.

General and administrative expenses were RMB69.6 million (US$10.9 million) for the third quarter of 2011, which represented a decrease of 6.0% from RMB74.0 million for the same period in 2010. As a percentage of total revenue, general and administrative expenses increased to 13.9% for the third quarter of 2011 from 13.5% for the same period in 2010. For the first nine months of 2011, general and administrative expenses were RMB212.4 million (US$33.3 million), which represented an increase of 6.2% from RMB199.9 million for the same period in 2010.

Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work that the relevant employee was assigned to perform, totaled RMB7.9 million (US$1.2 million) for the third quarter of 2011, which represented an increase of 3.6% from RMB7.6 million for the same period in 2010. For the first nine months of 2011, share-based compensation expenses totaled RMB23.0 million (US$3.6 million), which was almost equal to the same period in 2010.

Income from operations was RMB32.4 million (US$5.1 million) for the third quarter of 2011, which represented a decrease of 47.4% from RMB61.6 million for the same period in 2010. For the first nine months of 2011, income from operations was RMB141.9 million (US$22.3 million), which represented a decrease of 8.5% from RMB155.1 million for the same period in 2010.

Income tax expense for the third quarter of 2011 was RMB0.7 million (US$0.1 million), compared to RMB5.9 million for the same period in 2010. For the first nine months of 2011, income tax expense was RMB6.5 million (US$1.0 million), compared to RMB17.5 million for the same period in 2010. The effective income tax rate was 5.2% for the first nine months of 2011, decreased from 12.6% for the same period in 2010, which was primarily due to the improved financial results in one of the subsidiaries during the first nine months of 2011, resulting in the reversal of valuation allowance previously made against the deferred tax assets of such subsidiary and the impact of a non-taxable other operating income of RMB35.0 million (US$5.5 million) arising from the receipt of settlement in respect of the acquisition of Jiangsu Quanyi in 2009 from certain former shareholders of Jiangsu Quanyi.

Net income attributable to Simcere was RMB34.0 million (US$5.3 million) for the third quarter of 2011, which represented a decrease of 37.8% from RMB54.7 million for the same period in 2010. Net margin, representing net income attributable to Simcere divided by total revenue, was 6.8% for the third quarter of 2011, compared to 9.9% for the same period in 2010. For the first nine months of 2011, net income attributable to Simcere was RMB135.6 million (US$21.3 million), which represented an increase of 19.2% from RMB113.7 million for the same period in 2010. Net margin for the first nine months of 2011 was 8.9%, compared to 7.3% for the same period in 2010.

Basic and diluted earnings per American Depository Share (“ADS”) for the third quarter of 2011 were RMB0.64 (US$0.10) and RMB0.61 (US$0.10), respectively. Basic and diluted earnings per ADS for the first nine months of 2011 were RMB2.54 (US$0.40) and RMB2.45 (US$0.38) respectively. One ADS represents two ordinary shares of the Company.

As of September 30, 2011, the Company had cash, cash equivalents and restricted cash of RMB208.2 million (US$32.6 million), compared to RMB278.7 million as of December 31, 2010.

Share Repurchase Program

In November 2011, the Company’s board of directors approved a share repurchase program, under which the Company may purchase up to US$30 million of its issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The Company may effect repurchase transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and extent of any repurchases will depend upon market conditions, the trading price of its ADSs and other factors. The Company expects to implement this share repurchase program in the next 12 months, in a manner consistent with market conditions and the interest of its shareholders. The Company’s board of directors will review the share repurchase program periodically, and may adjust its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance.

Financial Information

The preliminary unaudited condensed consolidated statements of income and balance sheets accompanying this press release have been prepared by the management using U.S. GAAP. This preliminary financial information is not intended to fully comply with U.S. GAAP because it does not present all of the financial information and disclosures required by U.S. GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call

Simcere Pharmaceutical Group will host a conference call to discuss the Company’s results for the third quarter of 2011 on Monday, November 14, at 8:00 a.m. Eastern Time (Monday, November 14 at 9:00 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss the results for the third quarter of 2011 and to answer questions.

To access the conference call, please dial:

United States toll-free:	+1.866.519.4004
United States toll:	+1.718.354.1231
China Domestic:	800.819.0121
China Domestic mobile	400.620.8038
Hong Kong:	+852.2475.0994

Please ask to be connected to Q3 2011 Simcere Pharmaceutical Group Earnings Conference Call and provide the following passcode: 21357022.

Simcere will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at www.simcere.com.

Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free:	+1.866.214.5335
United States toll:	+1.718.354.1232

The passcode for replay participants is 21357022. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the earnings announcement.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing: Yehong Zhang President Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8811	In the United States: Cindy Zheng Brunswick Group Tel: 1-212-333-3810

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended September 30,			Nine months ended September 30,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	541,971	500,962	78,545	1,538,609	1,529,527	239,813
Other revenue	8,157	—	—	14,756	—	—

Total revenue	550,128	500,962	78,545	1,553,365	1,529,527	239,813
Cost of materials and production	(83,348)	(77,311)	(12,121)	(248,543)	(237,545)	(37,244)

Gross profit	466,780	423,651	66,424	1,304,822	1,291,982	202,569

Operating income (expenses):
Research and development	(32,502)	(45,410)	(7,120)	(94,289)	(128,139)	(20,091)
Sales, marketing and distribution	(298,712)	(291,296)	(45,672)	(855,536)	(844,546)	(132,416)
General and administrative	(74,015)	(69,562)	(10,907)	(199,895)	(212,360)	(33,296)
Other operating income *	—	15,000	2,352	—	35,000	5,488

Income from operations	61,551	32,383	5,077	155,102	141,937	22,254

Interest income	842	1,278	200	3,204	3,640	571
Interest expense	(5,438)	(11,903)	(1,866)	(14,455)	(31,308)	(4,909)
Foreign currency exchange gains	2,417	2,907	456	3,634	6,624	1,038
Other income	1,059	6,668	1,045	2,150	14,190	2,225
Equity in losses of equity method affiliated companies	(3,534)	(3,619)	(567)	(11,237)	(10,218)	(1,602)

Earnings before income taxes	56,897	27,714	4,345	138,398	124,865	19,577

Income tax expense	(5,943)	(693)	(108)	(17,474)	(6,495)	(1,018)

Net income	50,954	27,021	4,237	120,924	118,370	18,559

Net (income) loss attributable to the redeemable noncontrolling interest and noncontrolling interest	3,713	6,975	1,093	(7,209)	17,222	2,700

Net income attributable to Simcere	54,667	33,996	5,330	113,715	135,592	21,259

Earnings per share attributable to Simcere:
Basic	0.51	0.32	0.05	1.04	1.27	0.20

Diluted	0.49	0.31	0.05	1.02	1.23	0.19

Earnings per ADS attributable to Simcere:
Basic	1.02	0.64	0.10	2.09	2.54	0.40

Diluted	0.99	0.61	0.10	2.04	2.45	0.38

Weighted average number of common shares:
Basic	107,592,947	107,000,955	107,000,955	108,829,076	106,905,528	106,905,528
Diluted	110,677,771	110,605,961	110,605,961	111,704,306	110,521,391	110,521,391

*	The Company reached a settlement agreement with certain former shareholders of Jiangsu Quanyi Biological Technology Stock Co., Ltd. (“Jiangsu Quanyi”, previously known as Jiangsu Yanshen Biological Technology Stock Co., Ltd) in the second quarter of 2011, in respect of the Company’s 2009 acquisition of 37.5% equity interest in Jiangsu Quanyi. Pursuant to the settlement agreement, the Company received RMB20 million (US$3.1 million) in June 2011 and RMB15 million (US$2.4 million) in August 2011 respectively and an additional RMB15 million (US$2.4 million) is due the Company on or before December 31, 2011, totaling RMB50 million (US$7.9 million). The amount received was recognized as other operating income.

SIMCERE PHARMACEUTICAL GROUP

PRELIMINARY UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31, 2010 RMB	September 30, 2011 RMB	September 30, 2011 USD

Assets

Current assets
Cash, cash equivalents and restricted cash	278,716	208,206	32,645
Accounts and bills receivable, net	884,738	1,153,138	180,799
Inventories	89,732	117,732	18,459
Other current assets	135,301	233,453	36,603

Total current assets	1,388,487	1,712,529	268,506
Property, plant and equipment, net	866,262	899,921	141,098
Land use rights	142,910	140,508	22,030
Goodwill and intangible assets, net	658,139	656,960	103,004
Investments in and advance to affiliated companies	121,220	112,496	17,638
Other assets	41,234	17,457	2,737

Total assets	3,218,252	3,539,871	555,013

Liabilities

Current liabilities
Short-term borrowings and current portion of long-term borrowings	360,000	638,450	100,102
Accounts payable	49,638	46,687	7,320
Other payables and accrued liabilities	596,208	537,074	84,207

Total current liabilities	1,005,846	1,222,211	191,629
Long-term borrowings, excluding current portion	19,306	—	—
Deferred tax liabilities	68,811	52,020	8,157
Other liabilities	22,593	31,367	4,918

Total liabilities	1,116,556	1,305,598	204,704
Redeemable noncontrolling interest	47,453	50,866	7,975
Shareholders’ equity
Simcere shareholders’ equity
Ordinary shares at par	8,597	8,612	1,350
Additional paid-in capital	948,469	971,517	152,323
Accumulated other comprehensive loss	(97,512)	(103,464)	(16,222)
Retained earnings	1,019,118	1,154,710	181,046

Total equity attributable to Simcere	1,878,672	2,031,375	318,497
Noncontrolling interest	175,571	152,032	23,837

Total shareholders’ equity	2,054,243	2,183,407	342,334
Commitments and contingencies
Total liabilities, redeemable noncontrolling interest and shareholders’ equity	3,218,252	3,539,871	555,013

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.3780 on September 30, 2011 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.